

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2021

Ming Zhao
Chief Financial Officer
China Jo-Jo Drugstores Holdings, Inc.
Hai Wai Hai Tongxin Mansion Floor 6
Gong Shu District, Hangzhou City
People's Republic of China 310008

>   **Re: China Jo-Jo Drugstores Holdings, Inc.**
>   **Registration Statement on Form F-4**
>   **Filed May 17, 2021**
>   **File No. 333-256176**

Dear Mr. Zhao:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth F. Chen, Esq.